Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement on Form S-1 (No. 333-278564) of Vivos Therapeutics, Inc. of our report dated March 28, 2024, relating to the consolidated financial statements of Vivos Therapeutics, Inc. and Subsidiaries (the “Company”) as of and for the year ended December 31, 2023 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to going concern uncertainty), appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2023, filed with the Securities and Exchange Commission. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Moss Adams, LLP

Denver, Colorado

April 19, 2024